[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 2, 2018

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® Renaissance Fund
Registration Statement on Form N-2
(File Nos. 333-222383 and 811-22499)

Dear Mr. Ganley:

Thank you for your telephonic comments received on January 29, 2018 regarding the registration statement on Form N-2 (the “Registration Statement”) filed by The Cushing® Renaissance Fund (the “Fund”) on December 29, 2017 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Cover Page

Comment 1.	Revise disclosure to clarify that while the Fund may invest up to 30% of its Managed Assets in debt securities, preferred stock and convertible securities, the remainder of the Fund’s assets will be invested in common stock.

Response	The Fund has made the requested revisions.

Comment 2.	Add disclosure that the Fund’s investments in debt securities, preferred stock and convertible securities may include securities of below investment grade quality (i.e. junk bonds).

Response	The Fund has added the requested disclosure.

Prospectus Summary

Comment 3.	Under “Principal Investment Policies,” revise disclosure regarding the Fund’s investment in debt securities, preferred stock and convertible securities to clarify that (i) the 10% of the Fund’s assets that may be invested in securities rated below B3/B- is part of the 30% limit and not in addition to the 30% limit, and (ii) the Fund’s investments in debt securities, preferred stock and convertible securities may include securities of below investment grade quality (i.e. junk bonds).

Response	The Fund has revised the disclosure as requested.

Securities and Exchange Commission

February 2, 2018

Comment 4.	Under “Other Investment Practices—Short Sales, Arbitrage And Other Strategies,” we note that the Fund may engage in short sales. To the extent that the Fund engages in short sales, please confirm supplementally that “Other Expenses” in the Expense Table reflects the expenses associated with short sales, such as interest expense and dividends paid.

Response	The Fund confirms that, to the extent the Fund engages in short sales, the expenses associated with such short sales will be reflected in the line item “Other Expenses” in the Expense Table.

Comment 5.	Under the heading “Special Risk Considerations,” consider revising to include only principal risks in the Prospectus Summary.

Response	The Fund has reviewed disclosure under “Special Risk Considerations” and has deleted certain risk factors that are not principal risks. The Fund has included a cross reference to the body of the Prospectus with respect to such non-principal risk factors.

Comment 6.	Under the heading “Special Risk Considerations—Debt Securities Risk,” disclose the risks associated with below investment grade securities as a separate risk factor.

Response	The Fund has revised the disclosure as requested.

Summary of Fund Expenses

Comment 7.	Please confirm supplementally that if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response	Currently, AFFE does not exceed 0.01% of the average net assets of the Fund. If in future periods, AFFE exceeds 0.01% of the average net assets of the Fund, the Fund confirms that the Fund will include a separate line item.

Market and Net Asset Value Information

Comment 8.	Disclosure in the introductory paragraphs of this section states that “Common Shares have traded both at a premium and at a discount in relation to the Fund’s net asset value per share” and “Common Shares recently have traded at a premium to net asset value.” However, as of each date shown in the chart, the Fund’s Common Shares were trading at a discount. Review the trading history of the Common Shares and revise the disclosure as appropriate.

Response	The Fund has reviewed the trading history of the Common Shares and has revised disclosure to clarify that the Common Shares have historically traded at a discount to net asset value.

Securities and Exchange Commission

February 2, 2018

Use of Leverage

Comment 9.	Confirm supplementally whether the Fund intends to issue preferred shares in the next twelve months.

Response	The Fund confirms that it has no intention to issue preferred shares in the next twelve months.

Description of Shares—Subscription Rights to Purchase Common Shares

Comment 10.	Add disclosure that the maximum number of Common Shares that the Fund may issue in a transferable rights offering is 1/3 of the Fund’s then outstanding Common Shares (i.e. 1 for 3).

Response	The Fund has added the requested disclosure.

General

Comment 11.	We note that Pre-Effective Amendment No. 1 will contain the Fund’s financial statements for the fiscal year ended November 30, 2017 and remind you that the accounting review staff may have additional comments after reviewing Pre-Effective Amendment No. 1.

Response	The Fund notes your comment.

Comment 12.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response	Where applicable, disclosure has been revised throughout the Registration Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy